UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

7 Golda Meir Street

Ness Ziona 7403650, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein are the following documents:

Exhibit 99.1: The Registrant's Amended and Restated Articles of Association effective as of January 31, 2018.

Exhibit 99.2: Registration Rights Agreement dated February 5, 2018 between the Registrant and M. Arkin Dermatology Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: February 6, 2018	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer

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